TELKOM



02046692

10/1/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934



SEC MAIL PROCESSING
RECEIVED
OCT 21 2002
WASH. D.C.
180
SECTION

For the month of October, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date October 17 ,2002

By

(Signature)

Setiawan Sulistyono
Head of Investor Relation Unit

PROCESSED
OCT 23 2002
THOMSON
FINANCIAL

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.

SEC 1815 (7-91)


TELKOM

PRESS RELEASE

No.TEL 411 /PR110/UHI/2002

TELKOM SIGNED CONTRACT WITH SAMSUNG ON CDMA PROJECT

Bandung, October 17, 2002 – PT Telekomunikasi Indonesia, Tbk. ("Telkom") announced today, that on October 9, 2002 it has signed a contract to develop fixed-wireless telephone systems consisting of 40,000 lines and 16 Base Transceiver Stations ("BTS") with Samsung Electronics Co., with a total amount of US$ 14.7 million.

The project will use CDMA2000-1X technology at frequency 825 – 830 MHz, covering Base Subscriber Station ("BSS") in the cities of Surabaya for 25,000 lines and 10 BTSs, Denpasar for 10,000 lines and 4 BTSs, and Balikpapan for 5,000 lines and 2 BTSs.

Phase-1 of the project of 5,000 lines for Surabaya is estimated to complete by end of November 2002, and phase-2 of the project is estimated to complete by end of December 2002 covering Surabaya (20,000 lines), Denpasar (10,000 lines), and Balikpapan (5,000 lines).

The contract is part of the development of Packet-2 CDMA Project, totalling 802,000 lines referred to as Master Partnership Agreement – Packet-2 CDMA.

The development of fixed-wireless telephone using CDMA technology will reduce the capital expenditures per line. During the first six month of 2002, Average Revenue per User ("ARPU") of fixed-line in Indonesia was Rp 172,760,-



Setiawan Sulistyono
Head of Investor Relations Unit

For further information please contact:

PT Telekomunikasi Indonesia, Tbk. Investor Relations Unit E-mail: investor@telkom.co.id	Bandung office: Tel.: 62-22-4527337 Fax.: 62-22-7104743	Jakarta office: Tel.: 62-21-5215109 Fax.: 62-21-5220500